Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2004		2003		2004		2003
Earnings:
Income from continuing operations before income taxes (1)	$44,088		$40,215		$112,003		$93,766
Add:
Interest expense	3,259		2,045		9,388		5,354
Other adjustments	1,182		1,120		3,558		3,566

Total earnings	$48,529		$43,380		$124,949		$102,686

Fixed charges:
Interest expense	$3,259		$2,045		$9,388		$5,354
Other adjustments	1,182		1,120		3,558		3,566

Total fixed charges	$4,441		$3,165		$12,946		$8,920

Ratio of earnings to fixed charges	10.93	x	13.71	x	9.65	x	11.51	x

(1)	Income from continuing operations before income taxes includes minority interests and excludes cumulative effect of a change in accounting principle and discontinued operations.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.